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Exhibit (a)(2)

FROM:	Robert C. Hagerty, President and Chief Executive Officer
SUBJECT:	OFFER TO EXCHANGE OPTIONS
DATE:	May 21, 2001

IMPORTANT NEWS—Please read immediately and take action before JUNE 20, 2001

    The Board of Directors has adopted resolutions approving the offer to all eligible employees and consultants who hold stock options under (1) the Polycom, Inc. 1996 Stock Incentive Plan, as amended, including the Rules of the Polycom, Inc. 1996 Stock Incentive Plan Inland Revenue Approved Rules for UK Employees, the Additional Terms and Conditions for Employees Resident of France and the Addendum to the Polycom, Inc. 1996 Stock Incentive Plan for residents of The Netherlands, and as may be further amended from time to time (the "1996 Plan"), (2) the Accord Networks Ltd. 1995 Employee Share Ownership and Option Plan, (3) the Accord Networks Ltd. Share Ownership and Option Plan (2000), (4) the Accord Networks Ltd. 2000 Share Option Plan or (5) certain individual option agreements between Accord and the optionees thereto (collectively, the "Accord Plans," and, together with the 1996 Plan, the "Option Plans") the opportunity to exchange outstanding stock options with an exercise price greater than or equal to $23.30 per share for options exercisable at the closing Nasdaq price on December 24, 2001, or a later date if the exchange offer is extended. Polycom, Inc. ("Polycom," also referenced herein as "us," "we" and "our") is making the offer upon the terms and conditions described in (i) the Offer to Exchange; (ii) this memorandum; (iii) the Election Form; and (iv) the Notice to Withdraw from the Offer. This offer expires at 9:00 p.m. Pacific Daylight Time on June 20, 2001.

    If you are eligible and you elect to participate in this exchange offer, your existing eligible unexercised stock option (the "Old Option") will be cancelled and you will receive a promise to issue a new option (the "New Option"). You will be granted a New Option to purchase 0.85 shares of Polycom common stock for each share represented by the Old Option, rounded up to the nearest whole share, less any shares which you have already exercised (that is, you will receive a replacement option covering 0.85 shares for every share that is cancelled). Except in certain cases discussed below, the New Option will be substantially similar in terms and conditions as the Old Option and will be granted under the terms of the 1996 Plan. This offer may be accepted or rejected as to each grant or none of your grants. There must be strict adherence to the following rules:

    You may participate in the offer if you are one of the following eligible persons as of the date the offer commences and through the date of cancellation and exchange of the Old Options, and are not subject to the tax laws in any other country:

  •
  an otherwise eligible employee of Polycom, Inc. or one of our subsidiaries residing or working in Australia, France, Germany, Hong Kong, Israel, Japan, Mexico, The Netherlands, Norway, Singapore, the United Kingdom or the United States;

  •
  an otherwise eligible employee of Polycom, Inc. or one of our subsidiaries who is a U.S. citizen residing in China; or

  •
  an otherwise eligible consultant of Polycom, Inc. or one of our subsidiaries residing or working in Argentina, Peru or Venezuela.

Our board of directors, executive officers and other officers listed Schedule A to the Offer to Exchange are not eligible to participate.

THE NEW OPTION

1.
All Old Options cancelled pursuant to this program are eligible to be exchanged for New Options.

2.
The exercise price of the New Option will be at least equal to the closing price on Nasdaq on the day we grant the New Option, which is expected to be December 24, 2001, unless the exchange offer is extended.

  If Polycom is acquired by another company, then the New Option you receive could be for the purchase of the acquirer's stock (as opposed to Polycom's), with an exercise price equal to the fair market value of such acquirer's stock on the date of grant.

  The exercise price of the New Options may be higher, or lower, or the same as the exercise price of your Old Options.

  THERE IS A POSSIBILITY THAT THE EXERCISE PRICE OF THE NEW OPTIONS COULD BE HIGHER THAN THE EXERCISE PRICE OF THE OLD OPTIONS, RESULTING IN A LOSS OF SOME STOCK OPTION BENEFIT.

3.
The New Option will vest in accordance with the vesting schedule of the Old Option, except in the case of employees residing in France or employees whose Old Options were granted under the Accord Plans, as described more fully below.

4.
If your employment with Polycom or any of its subsidiaries terminates or you discontinue service as a consultant to the Polycom or any of its subsidiaries voluntarily OR involuntarily for any reason prior to the cancellation date of the Old Options, you will not receive a New Option.

5.
All other rules of the 1996 Plan and any applicable subplans under the 1996 Plan will be applied.

ELIGIBLE GRANTS AND OPTION CANCELLATION RULES

1.
All Old Options which were granted at an exercise price greater than or equal to $23.30 per share held by eligible employees and eligible consultants and which were granted under the 1996 Plan or the Accord Plans are eligible for consideration for cancellation and grant of New Options, assuming your election is received by 9:00 p.m. Pacific Daylight Time on June 20, 2001 or, if we have extended the offer, by the new expiration of the offer.

2.
Any of your eligible outstanding, unexercised options granted at an exercise price greater than or equal to $23.30 per share may be cancelled. If you elect to cancel any options within a stock option grant, the option grant must be cancelled in its entirety with respect to unexercised options.

3.
If a decision is made to cancel a grant, all grants issued since December 20, 2000 (within the six months prior to the cancellation) must also be cancelled. All cancelled grants will be replaced with a promise to issue a New Option at least six months and one day from the date the Old Options are cancelled (a "Promise to Grant Stock Option(s)"). We expect to grant New Options on December 24, 2001, unless we have to change the grant date because the offer was extended beyond its original expiration date.

4.
Individuals canceling a grant pursuant to this program will not be eligible for additional grants until December 24, 2001, or a later date if we extend the offer.

5.
Once your Old Options are cancelled, you will not be able to exercise your Old Options, even if your employment is terminated by you or Polycom prior to the grant date of the New Option, and you will not receive a New Option.

6.
United States employees will be granted incentive stock options in exchange for their Old Options, regardless of whether their Old Options were incentive stock options or nonstatutory stock options, but only to the maximum extent allowed by law.

7.
All rights to your Old Options which are cancelled will be irrevocably forfeited.

    THIS OFFER IS NOT A GUARANTEE OF EMPLOYMENT FOR ANY PERIOD. UNLESS OTHERWISE EXPRESSLY PROVIDED IN YOUR EMPLOYMENT AGREEMENT OR THE APPLICABLE LAWS OF A NON-U.S. JURISDICTION, YOUR EMPLOYMENT WITH THE

COMPANY REMAINS "AT WILL" AND MAY BE TERMINATED AT ANY TIME BY EITHER YOU OR THE COMPANY, WITH OR WITHOUT CAUSE OR NOTICE.

    All eligible option holders must complete an Offer to Exchange Options Election Form ("Election Form") and hand deliver, courier or fax a signed copy to Lucy Park, Stock Administrator at Polycom, Inc., 1565 Barber Lane, Milpitas, California, 95035, fax no. (408) 474-2508, no later than 9:00 p.m. Pacific Daylight Time on June 20, 2001. You are required to make your election to "accept" the exchange agreement and identify the option grant(s) to be cancelled if you wish to participate.

    Polycom intends to e-mail a confirmation of receipt to you within 2 business days of receiving your Election Form. This will merely be a confirmation that we have received your Election Form; your options will not be cancelled until June 21, 2001, which is the business day following the expiration of the Offer.

IF YOUR ELECTION IS RECEIVED AFTER 9:00 P.M. PACIFIC DAYLIGHT TIME ON JUNE 20, 2001, IT WILL NOT BE ACCEPTED AND YOU WILL BE CONSIDERED TO HAVE REJECTED THE OFFER TO EXCHANGE.

    You will also receive a more detailed document, entitled the Offer to Exchange Certain Outstanding Options for New Options (generally referred to as the "Offer to Exchange"), explaining the program in greater detail. Below are the answers to some Frequently Asked Questions ("FAQ's") regarding the offer, which you should read. Please note that this memorandum is not a substitute for the information included in the Offer to Exchange, the Election Form and the Notice to Withdraw from the Offer, and you should carefully read the Offer to Exchange, the Election Form and the Notice to Withdraw from the Offer in their entirety.

"FREQUENTLY ASKED QUESTIONS"

    The following are answers to some of the questions that you may have about this offer. We urge you to carefully read the Offer to Exchange, the Election Form and the Notice to Withdraw from the Offer because the information in this memorandum and FAQ is not complete, and additional important information is contained in the Offer to Exchange, the Election Form and the Notice to Withdraw from the Offer.

GENERAL QUESTIONS ABOUT THE PROGRAM

1.  What is the Company offering to exchange?

    We are offering to exchange all outstanding and unexercised Polycom, Inc. stock options granted at an exercise price greater than or equal to $23.30 per share pursuant to (1) the Polycom, Inc. 1996 Stock Incentive Plan, as amended, including the Rules of the Polycom, Inc. 1996 Stock Incentive Plan Inland Revenue Approved Rules for UK Employees, the Additional Terms and Conditions for Employees Resident of France and the Addendum to the Polycom, Inc. 1996 Stock Incentive Plan for residents of The Netherlands, and as may be further amended from time to time (the "1996 Plan"), (2) the Accord Networks Ltd. 1995 Employee Share Ownership and Option Plan, (3) the Accord Networks Ltd. Share Ownership and Option Plan (2000), (4) the Accord Networks Ltd. 2000 Share Option Plan and (5) certain individual option agreements between Accord and the optionees thereto (collectively, the "Accord Plans," and, together with the 1996 Plan, the "Option Plans") held by eligible employees and consultants, for New Options granted under the 1996 Plan.

2.  Why is the Company making the offer to exchange?

    We are implementing the offer to exchange because a considerable number of our employees and consultants have stock options, whether or not they are currently exercisable, that are priced significantly above our current and recent trading prices. We believe these options are unlikely to be exercised in the foreseeable future. This program is voluntary and will allow eligible employees and eligible consultants to choose whether to keep their current stock options at their current exercise price, or to cancel those options in exchange for a New Option to be granted on a date at least six months and one day from the date we cancel the tendered options (the "replacement grant date"). We expect the replacement grant date to be December 24, 2001, but it may be later if we extend the offer beyond its original expiration date. It is hoped that this program will ameliorate the current underwater options issue, but this cannot be guaranteed considering the ever-present risks associated with a volatile and unpredictable stock market. By making this offer to exchange outstanding options for New Options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our eligible employees and eligible consultants with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for eligible employees and eligible consultants and thereby maximize stockholder value.

3.  Who is eligible?

    With the exception of any member of Polycom's Board of Directors and the officers of Polycom listed in Schedule A to the Offer to Exchange, the following persons, provided they are not subject to the tax laws in any other country, may participate in the offer to exchange:

  •
  an otherwise eligible employee of Polycom, Inc. or one of our subsidiaries residing or working in Australia, France, Germany, Hong Kong, Israel, Japan, Mexico, The Netherlands, Norway, Singapore, the United Kingdom or the United States;

  •
  an otherwise eligible employee of Polycom, Inc. or one of our subsidiaries who is a U.S. citizen residing in China; or

  •
  an otherwise eligible consultant of Polycom, Inc. or one of our subsidiaries residing or working in Argentina, Peru or Venezuela.

    You must be an eligible employee or consultant as of May 21, 2001, the date this offer commences, and remain an eligible employee or consultant or, in the case of eligible consultants, become an employee of Polycom, as of the date the options are cancelled in order to participate in this offer. In order to receive a new grant, you must remain an eligible employee or eligible consultant as of the replacement grant date. Participation in the exchange offer is strictly voluntary.

4.  Will employees or consultants outside the United States be eligible to participate?

    Only certain employees and consultants outside the United States are eligible to participate. If you are not an employee living or working in Australia, France, Germany, Hong Kong, Israel, Japan, Mexico, The Netherlands, Norway, Singapore, the United Kingdom or the United States, or a United States citizen residing in China, or if you are not a consultant living or working in Argentina, Peru or Venezuela, or if you are subject to the tax laws of any countries other than the countries mentioned above, you are not eligible to participate in the offer.

5.  How does the exchange work?

    The offer to exchange will require an eligible employee or consultant to make a voluntary, irrevocable election to cancel outstanding stock options by 9:00 p.m. Pacific Daylight Time on June 20, 2001 (unless we extend the offer), in exchange for the promise to grant a New Option to purchase 0.85 shares for every share subject to the Old Option, rounded up to the nearest whole share, to be issued on the replacement grant date, which we expect to be on December 24, 2001, and priced at Polycom's closing market price on that date, or, if applicable, the closing market price of a successor of Polycom. Such New Options will be subject to the terms and conditions of the 1996 Plan and will, except for New Options granted to employees in exchange for Old Options originally issued under the Accord Plans, and except for employees who reside in France, retain the original vesting schedule of the cancelled options. To participate, employees must cancel any and all Polycom options granted from December 20, 2000 to June 21, 2001; but may choose to cancel some, all, or none of their options if granted prior to December 20, 2000.

6.  What do I need to do to participate in the offer to exchange?

    To participate, you must complete the Election Form, sign and date it, and ensure that Lucy Park in Stock Administration receives it no later than 9:00 p.m. Pacific Daylight Time on June 20, 2001. You can return your form either by fax at (408) 474-2508 to Lucy Park, or you may courier or hand deliver it to Lucy Park at Polycom, Inc., 1565 Barber Lane, Milpitas, California 95035, USA.

7.  Is this a repricing?

    This is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, an employee's current options would be immediately repriced and Polycom would have a variable accounting charge against earnings.

8.  Why can't Polycom just reprice my options, as I have seen done at other companies?

    In 1998, the Financial Accounting Standards Board adopted unfavorable accounting charge consequences for companies that reprice options. If we were to simply reprice options, the company's potential for profitability in the future would be in serious jeopardy, as we would be required to take a charge against earnings on any future appreciation of the repriced options.

9.  Why can't I just be granted additional options?

    Because of the large number of underwater options currently outstanding at Polycom, a total grant of additional options would have severe negative impact on Polycom's dilution, outstanding shares and earnings per share. Additionally, Polycom has a limited pool of options that it is allowed to grant without stockholder approval, and therefore our current reserves must be conserved for ongoing grants and new hires.

10. Wouldn't it be easier to just quit Polycom and then get rehired?

    This is not an alternative for us because this would be treated the same as a repricing if the rehire and resulting re-grant are within six months of the option cancellation date. Again, such a repricing would cause Polycom to incur a variable accounting charge against earnings. In addition, by leaving Polycom and being rehired later, you would not receive credit for prior service for vesting purposes.

11. If I participate, what will happen to my current options?

    Options designated to be exchanged under this program will be cancelled on June 21, 2001, unless we extend the offer. If we extend the offer, options designated to be exchanged will be cancelled on the first business day following the expiration of the offer.

12. What is the deadline to elect to exchange and how do I elect to exchange?

    The deadline to participate in this program is 9:00 p.m. Pacific Daylight Time on June 20, 2001, unless we extend the offer. This means that Lucy Park in Stock Administration must have your form in her hands before that time. We have no plans to extend the offer, but if it is extended, you will be notified. We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn, subject to our rights to extend, terminate and amend the offer.

13. What will happen if I do not turn in my form by the deadline?

    If you do not turn in your Election Form by the deadline, then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and subject to their original terms.

14. During what period of time may I withdraw previously elected options?

    You may withdraw the options you have elected for exchange at any time before 9:00 p.m., Pacific Daylight Time, on June 20, 2001. To withdraw options elected for exchange, you must submit a Notice to Withdraw from the Offer to Lucy Park by 9:00 p.m. Pacific Daylight Time by June 20, 2001. Once you have withdrawn your election to exchange options, you may re-elect to exchange options only by completing a new Election Form and again following the delivery procedures described in the Instructions to the Election Form. If we extend this offer, you may withdraw your previously elected options until the new expiration date of the offer.

15. May I change my mind about which options I want to tender for exchange?

    Yes, you may change your election at any time before the offer expires. In order to change your election, you must properly fill out, sign and date a new Election Form and deliver it to Lucy Park by courier or hand delivery at 1565 Barber Lane, Milpitas, California 95035 or by fax to (408) 474-2508 by 9:00 p.m. Pacific Daylight Time on June 20, 2001. Once you have done this, your previous Election Form will be disregarded. If we extend this offer, you may change your election until the new expiration of the offer.

16. Am I eligible to receive future grants if I participate in this exchange?

    Not until after the replacement grants have been granted. Because of the accounting limitations, participants in this program are ineligible to receive any additional stock option grants until after the replacement grant date, expected to be December 24, 2001.

17. Will I have to pay taxes as a consequence of my participation in this exchange?

    If you are a United States-based employee, neither the cancellation of your old options nor your receipt of a New Option should give rise to a taxable event for you, but we recommend that you consult with your own tax advisor to determine if there are any tax consequences to tendering options for exchange that will apply to you. If you exchange your current options for New Options, you generally will not be required under current law to recognize income for U.S. federal income tax purposes or, if you are working outside of the United States, for income tax purposes of the country in which you reside, at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange in the United States. Further, at the date of grant of the New Options, you generally will not be required under current law to recognize income for U.S. federal income tax purposes. The grant of options is not recognized as taxable income in the United States.

    If you are an employee or consultant based outside of the United States, and if you reside in Argentina, France, Israel, Japan, Mexico, Norway, Peru, the United Kingdom or Venezuela, we believe that neither the cancellation of your options nor your receipt of a replacement option should give rise to a taxable event for you. However, if you reside in Australia, Germany, The Netherlands or Singapore, participation in the offer to exchange could result in tax liability to you. For a more detailed discussion of the potential tax liability involved in participation in the exchange offer, please see "Certain Risks of Participating in the Offer—Tax Related Risks" in the Offer to Exchange.

    For employees residing both in and outside of the United States, we recommend that you consult with your own tax advisor to determine the tax and social insurance consequences of electing to exchange options pursuant to the offer. All employees are strongly urged to read the Offer to Exchange for an additional discussion of the potential tax consequences.

18. How should I decide whether or not to participate?

    We understand that this will be a challenging decision for all employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. Therefore, the decision to participate must be each individual participant's personal decision.

19. What does the Company and its board of directors think of the offer?

    Although our board of directors has approved the making of this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. Our board of directors, executive officers and other officers, all listed on Schedule A to the Offer to Exchange are not eligible to participate in the offer.

20. What if I leave Polycom between the date my options are cancelled and the date the New Options are granted?

    You will have forfeited the options tendered and you will receive no New Options. Once the offer to exchange expires (at 9:00 p.m. Pacific Daylight Time on June 20, 2001, unless otherwise extended), your election to tender your options is not revocable. Therefore, if you leave Polycom or one of its subsidiaries (or a successor of Polycom) voluntarily, or are terminated with or without cause or as part of a reduction in force, or cease providing consulting services, or for any other reason, before your New Option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the New Option that would have been issued on the replacement grant date. THEREFORE, IF YOU DO NOT REMAIN AN ELIGIBLE EMPLOYEE OR CONSULTANT ON THE REPLACEMENT GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS ELECTED TO BE EXCHANGED IF YOU DO NOT REMAIN AN ELIGIBLE EMPLOYEE OR CONSULTANT ON THE REPLACEMENT GRANT DATE (EXPECTED TO BE DECEMBER 24, 2001).

SPECIFIC QUESTIONS ABOUT THE CANCELLED OPTIONS

21.  Which options can be cancelled?

    If you are eligible and elect to participate in this offer, you may opt to cancel one or more eligible options granted under the 1996 Plan or Accord Plans. To be eligible, options must have been granted at an exercise price higher than or equal to $23.30 per share. If you elect to cancel one or more options, you are required to cancel all options granted to you on or after December 20, 2000.

22. Can I choose which options I want to cancel, if I have multiple options?

    You may choose to cancel one or more eligible options. It is up to you to pick which eligible options, if any, you would like to tender for exchange, provided that in order to be tendered, options must have an exercise price higher than or equal to $23.30 per share. However, if you wish to participate in this program, you are required to cancel all options granted to you on or after December 20, 2000.

23. Can I cancel the remaining portion of an eligible option that I have already partially exercised?

    Yes, any remaining outstanding, unexercised portion of an eligible option can be cancelled. The New Option will be on a 0.85-for-one basis (new shares for old shares), rounded up to the nearest whole share but only in replacement of the portion of the option cancelled.

24. Can I select which portion of an option to cancel?

    No, we cannot partially cancel an outstanding option. The remaining unexercised portion of an option must either be exchanged in full or not exchanged.

25. If I choose to participate, what will happen to my options that will be cancelled?

    If you elect to participate in this program, then on June 21, 2001, or as soon as we can after that, we will cancel all of your outstanding options that were granted since December 20, 2000, plus any other eligible options that you elected to cancel. You will not have a right to be granted any further options from us until the replacement grant date, when your New Options will be issued.

SPECIFIC QUESTIONS ABOUT THE REPLACEMENT OPTIONS

26.  What will be my New Option share amount?

    Employees and consultants who participate in this program will receive a new replacement stock option on the replacement grant date. You will receive a new stock option to purchase 0.85 shares for each share cancelled under the old stock option, rounded up to the nearest whole share. Each New Option will be granted under the 1996 Plan pursuant to a New Option agreement between you and us.

27. What will be the vesting schedule of my replacement options?

    With the exceptions noted below, each New Option granted will vest in accordance with the vesting schedule of the Old Option it replaces. Each new option granted will vest as follows:

  •
  for all options, 0.85 of any shares that were fully vested on the date the old options are cancelled will be fully vested on the date of grant of the new options;

  •
  for all options, 0.85 of all unvested shares on the date the old options are cancelled that would have been fully vested on the date the new options are granted (at least six months and one day from the Cancellation Date) will be fully vested; and

  •
  unless otherwise provided by the 1996 Plan, including the subplan and agreement thereunder governing option grants to employees residing in France (as detailed below), and except for new option grants to persons previously holding cancelled options granted under the Accord Networks option plans which were assumed by Polycom (as detailed below), all remaining unvested options will have a vesting schedule that is equivalent to what would have been in place had the cancelled option remained in effect.

    For example:

    •
    An employee cancels an option that is 20/48th vested at the time of cancellation.

    •
    The new grant occurs 6 months and one day after cancellation.

    •
    The replacement option will be 26/48th (plus one day) vested with respect to 0.85 of the total shares that would have been vested under the cancelled option at the time of grant of the new option.

  •
  Employees who reside in France will vest any new options not fully vested on the new grant date as follows: 25% of the options will vest after the expiration of each one-year period following the grant date of the cancelled options.

  •
  Employees who were granted options under the Accord Networks option plans which were assumed by Polycom will vest any options not fully vested on the new grant date as follows: 25% of the options will vest after the expiration of one year from the grant date of the cancelled options, and 1/48th of the options will vest at the end of each one month period thereafter.

28. What will be my New Option exercise price?

    For most eligible employees residing outside of France and eligible consultants, the exercise price for the New Options will be the fair market value of our stock on the date of grant, defined as the closing price of our common stock on the Nasdaq National Market on the date of grant. For eligible employees residing in France, it may be necessary to grant the new options at a higher exercise price to satisfy certain French legal requirements. BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL THE OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND

THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK, AMONG OTHER FACTORS YOU CONSIDER, BEFORE DECIDING WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.

    If, however, prior to the date of grant of the new options Polycom enters into a merger or other similar transaction whereby Polycom is acquired by another company, then the new stock options you receive could be for the purchase of the acquirer's stock (as opposed to Polycom's), with an exercise price equal to the fair market value of such acquirer's stock on the date of grant.

29. What will be my New Option type, incentive stock option or nonstatutory stock option?

    If you are a United States employee and your cancelled stock options were either incentive stock options or nonstatutory stock options, your new options will be incentive stock options to the extent they qualify under the Internal Revenue Code of 1986, as amended. Employees or consultants residing outside the United States will receive nonstatutory options which are granted under the 1996 Plan or the relevant subplans under the 1996 Plan. Please read the Offer to Exchange for additional information regarding the tax treatment of your options. In addition, we strongly recommend that you consult your own tax advisor to determine the tax consequences of electing to exchange options pursuant to this offer.

30. When will I receive my replacement options?

    We will grant the New Options on the replacement grant date which will be at least six months and one day after the expiration of the offer. If we cancel options elected for exchange on June 21, 2001, the first business day after the scheduled expiration date of the offer, the replacement grant date of the New Options will be December 24, 2001.

31. Why won't I receive my New Options immediately after the expiration date of the offer?

    If we were to grant the New Options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record a compensation expense against our earnings. By deferring the grant of the New Options for six months and one day, we believe we will not have to record such a compensation expense.

34. What will be the terms and conditions of my replacement options?

    Your New Options will be subject to the terms and conditions of the 1996 Plan. The terms and conditions of 1996 Plan are described in the Offer to Exchange. As noted above, except with respect to old options granted under the Accord Plans and options granted to employees residing in France, the vesting schedule for the New Options will be the same as the cancelled options.

    Eligible employees who reside in France should note that because they will be granted New Options out of a subplan of the 1996 Plan for French employees recently implemented by Polycom, any new option grants will be made pursuant to that subplan and the form of option agreement thereunder. As a consequence the terms and conditions of any new option grant they receive may differ from the terms and conditions of the options they tender. Eligible employees who were granted options under the Accord Networks option plans which were assumed by Polycom should note that they will be granted new options under the 1996 Plan and the form of option agreement thereunder. As a consequence, the terms and conditions of any New Option grant they receive may differ from the terms and conditions of the Old Options they tender.

35. Can I have some examples of how an offer to exchange might work?

Example 1

Assumptions:

Your Hire Date: December 5, 2000

Your Original Stock Option: 5,000 shares

Your Original Stock Option Exercise Price: $40.00

Your Original Vesting Schedule: 1,000 shares vest December 5, 2001, then monthly thereafter until fully vested in December 2004 or until termination of employment.

Hypothetical Stock Price on Expected New Options Grant Date, December 24, 2001: $25

Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on June 21, 2001. On the expected replacement grant date, which would be December 24, 2001, we would grant you a New Option for 4,250 shares, and in this example using the purely hypothetical stock price of $25, your new exercise price would be $25. Unless you reside in France, or were originally granted options under the Accord Plans, the vesting schedule for this New Option otherwise will be the same as for the prior option, and therefore you will have vested 850 shares on December 24, 2001, then will vest monthly thereafter.

Example 2

Assumptions:

Your Hire Date: November 10, 2000

Your Original Stock Option: 5,000 shares

Your Original Stock Option Exercise Price: $25

Your Original Vesting Schedule: 1,000 shares vest November 10, 2001, then monthly thereafter until fully vested in November 2004 or until termination of employment.

Hypothetical Stock Price on Expected New Options Grant Date, December 24, 2001: $35.00

Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on June 21, 2001. On the expected replacement grant date, we would grant you a New Option for 4,250 shares, and in this example using the purely hypothetical stock price of $35, your new exercise price would be $35. (Please note that this is higher than your original stock option price.) Because the original option would have accrued a total of 13 months' worth of vesting credit as of December 24, 2001, the New Option will also be 13 months vested as of December 24, 2001 with respect 0.85 of the number of shares that would have vested under the original option.

36. What happens if Polycom is acquired before the replacement options are granted?

    If we are acquired or involved in a similar transaction before the replacement options are granted, we would require the surviving corporation to inherit our obligation to grant replacement options. The replacement options would still be granted on the new grant date, but they could be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger.

    You should be aware that if we are acquired or involved in a similar transaction, the surviving corporation may choose to make certain changes to the structure and nature of Polycom's business. These changes could include, among other things, terminating some of our employees. IF YOU ARE TERMINATED FOR THIS OR ANY OTHER REASON BEFORE THE REPLACEMENT OPTION

IS GRANTED TO YOU, YOU WILL NOT RECEIVE THE REPLACEMENT OPTION, NOR WILL YOU RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS THAT WERE CANCELLED.

37. After the grant of the New Options, what happens if my options again end up underwater?

    We are conducting this offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the country. Also, the 1996 Plan requires us to obtain the approval of our stockholders for any such offers made in the future. We cannot assure you that our stockholders will approve any future exchange offer even if it is submitted to them for approval. This may be a one-time offer. Since the New Options will generally be valid for seven years from the date of initial grant, subject to continued employment, the price of our common stock may appreciate over the long term even if your options are underwater for some period of time after the grant date of the New Options. HOWEVER, WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR COMMON STOCK AT ANY TIME IN THE FUTURE.

38. What do I need to do to participate in the offer to exchange program?

    To participate, you must properly complete the Election Form, sign and date it, and ensure that Lucy Park in Stock Administration receives it no later than 9:00 p.m. Pacific Daylight Time on Thursday, June 20, 2001 or, if we extend the offer, no later than the new expiration of the offer. You can return your form either by fax to (408) 474-2508, or courier or hand deliver it to Lucy Park, Polycom, Inc., 1565 Barber Lane, Milpitas, CA 95035, USA. If you need an additional copy of the Election Form, you may contact Lucy Park at (408) 474-2626. The company will provide additional copies at no expense to you.

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  Exhibit (a)(2)
"FREQUENTLY ASKED QUESTIONS"